株式会社日本格付研究所



最終更新日：2026 年 4 月 1 日

業種別格付方法

【生命保険】

　本格付方法は、主に国内の生命保険会社、生命保険グループを対象としている。本格付方法は、生命共済を取り扱う共済事業者にも適用する。海外の生命保険会社などについては、所在国・地域の法律や会計制度、規制、金融行政のあり方などを踏まえ、分析指標に必要な調整を加えるなどした上で本格付方法を準用する。

1. 事業基盤

(1) 産業の特性

① 市場規模・市場成長性

　生命保険事業は、保険業法に基づいて、人の生存または死亡（いわゆる第一分野）、身体の傷害や疾病（いわゆる第三分野）にかかる保険商品を取り扱う。

　生命保険市場の規模は大きく、緩やかに拡大している。生命保険は相互扶助の理念にもとづいており、生涯にわたって安心を提供するという社会的使命がある。国内の人口は減少傾向にあり、少子高齢化による人口構造の変化、核家族や単身世帯の増加といったライフスタイルの多様化などが一層進展していくと想定される。死亡保障に対するニーズは低下傾向にある一方、長生きリスクに対応した医療保険などの第三分野商品、老後資金の確保や老後生活支援を目的とした年金保険商品などにはニーズの拡大余地がある。生命保険市場に高い成長を期待することは難しいものの、市場規模が急速に縮小する可能性は低いとみている。

② 競合状況

　生命保険事業は免許制となっており、比較的高い参入障壁がある。一方で、生命保険の世帯加入率は非常に高く、成熟した市場に伝統的な国内生命保険会社のほか、外資系や損保系など多くの会社が競合している。販売チャネルについては、伝統的な生命保険会社が抱える営業職員チャネルの存在感が依然として大きいが、乗合代理店（保険ショップ）、金融機関窓販、ダイレクト（インターネット）チャネルなど多様化と専門会社化が進んでいる。生命保険は商品性に差別化の余地が小さいため、競争優位性を確保することは容易でない。いずれの販売チャネルにおいても一定の競合はあるものの、市場は大手生命保険会社が相応のシェアを確保していることに加え、ERM（Enterprise Risk Management）の定着を背景とするリスク・リターン意識の高まりによって過度な価格競争は起こりにくくなっているとみている。

③ 取引安定性

　生命保険商品は特許の対象ではなく、顧客ニーズをとらえた商品を開発しても競合他社に追随されやすい。長期契約であることに加え、加入年齢が上がると保険料も上昇するのが一般的で解約控除もある



ため、解約や乗り換えは生じにくい。営業職員が顧客を強力にグリップしていること、転換制度などによって保障内容の陳腐化に対応していることも取引安定性を支えている。一方、一部の貯蓄性商品については、金利上昇や為替変動など市場環境の変化によって有利な商品への乗り換えが起きやすいという特徴がある。

④ 保護・規制

生命保険会社は金融庁に監督されており、資産と負債を経済価値ベースで評価した上で、リスク量（所要資本）を計測し、それに対する資本（適格資本）の比によって健全性を評価するソルベンシー・マージン比率の算出が義務付けられている。経済価値ベースで算出されることもあり、ESR（Economic value-based Solvency Ratio）として表記される。ESR が 100％を下回った場合にはその水準に応じて段階的に早期是正措置が発動する。

また、生命保険会社は、保険業法および更生特例法に基づく破綻処理手続きが定められている。破綻した生命保険会社の保険契約は、救済会社による保険契約の移転、合併、株式取得などにより、破綻後も保険契約を継続できるが、責任準備金の削減が実施されることがある。この場合は原則、高予定利率契約を除き、破綻時点の責任準備金の 90％までは保険業法などに基づき、生命保険契約者保護機構によって補償されることになる。責任準備金の削減のほかに予定利率の引き下げなどの契約条件の変更が行われることがある。

他方、金融システムには、その安定性を維持し効率よく機能するため各種の措置（プルーデンス政策）が組み込まれている。保険会社および保険持株会社に対し期待される保護は、銀行などとの比較では弱い。

(2) 市場地位・競争力

生命保険会社の市場地位や競争力は、中長期的にみた収益の安定性を確保する上で重要である。顧客基盤の厚みや特性、販売チャネルの多様性と営業力、商品戦略、経営戦略のユニークさ、ブランド力、デジタルの活用などによる顧客利便性の高さなどが市場地位や競争力を左右する。

顧客基盤については、顧客数（契約者数）や顧客層の特性、保有契約の規模や安定性などを評価する。安定した顧客基盤を構築するには、契約業績を安定的に確保していくことが重要となる。保有契約については規模の大小だけでなく、特定の企業グループに属するなど、独自の顧客基盤においてプレゼンスを発揮しているケースもあることなどを踏まえ、その安定性を評価する。

販売チャネルの営業力と商品の訴求力で、いかに新たな顧客を獲得できているかを評価する。販売チャネルについては、多様化する顧客ニーズを的確に捕捉できているかを確認する。営業職員チャネルでは、営業職員の年齢層や職制に加え、採用・育成の状況、営業の効率性などを踏まえて営業力を評価する。代理店チャネルでは生命保険会社と代理店との取引関係、結びつきの強さなどを定性的に評価する。商品戦略については、商品ラインナップの充実度に加え、顧客ニーズの変化に機動的かつ柔軟に対応できているかがポイントとなる。他社との商品の差別化は容易ではなく、商品性（わかりやすさ）、マーケティングの工夫、プロモーションの巧拙なども関係してくる。



（3）経営戦略・ガバナンス

　　経営戦略とガバナンスは、事業基盤の方向性を左右する要素であり、財務基盤にも影響を及ぼす。経営戦略については、事業環境の変化を踏まえた経営戦略を策定し、遂行できているかを評価する。また、リスク・アペタイトの方向性や ERM カルチャーが社内のどこまで浸透しているかにも注目する。ガバナンスについては、組織の規模を踏まえつつ、取締役会などの企業統治体制、経営管理体制、リスクマネジメントやコンプライアンスといった内部統制などの状況を通じて牽制機能が十分に機能しているかなどを確認する。不祥事などが発生した場合は、レピュテーションの低下により事業基盤を毀損するリスクが顕在化するため、不祥事の発生を未然に防止する仕組みが構築されているか、また、発生した際には以降に同様の事象を起こさない態勢の構築が進むかどうかを確認する。

2. 財務基盤

（1）収益力

　　収益力の評価にあたっては、経済価値ベースの指標に主眼を置いて評価する。特に経済価値ベースの企業価値を表すエンベディッド・バリュー（Embedded Value；EV）の構成要素である新契約価値の動向を確認する。併せて、基礎利益をはじめとする財務会計ベースの利益の動向も参照する。新契約価値や基礎利益の安定的な確保のためには、契約業績の動向を分析することが不可欠である。

　　経済価値ベースの指標では、新契約価値など「営業活動の成果に伴う EV の増加額」の積み上げ状況を重視するが、前提の置き方が各社で異なる点に留意する必要がある。第三分野商品は経済価値ベースでみた収益性が比較的高いため、商品の分散状況を踏まえて、新契約価値の積み上げに最適な商品ポートフォリオが構築されているかを確認する。新契約マージンの水準、金利や株価など市場変動に対する感応度の抑制もポイントとなる。併せて、主力商品を軸とした商品別の収益性についても分析する。

　　財務会計ベースの収益力は基礎利益の動向などから評価する。基礎利益のうち保険関係損益は、保険料収入と保険金・給付金の支払いや事業費などとのバランスに注目する。危険差損益については、伝統的な死亡保険は過去からのデータに基づいた利益の見通しが立ちやすい一方、医療や介護保険では医療技術の進歩、医療や介護にかかる制度変更などを背景に、実際の発生率がデータに基づく予定発生率と乖離する可能性などに留意する。なお、契約業績の落ち込みは新契約費などの費用負担の軽減につながり、短期的に基礎利益が上振れることがあるため、基礎利益の増減が端的に収益力の傾向を示しているとは捉えていない。

　　収益力の源泉となる契約業績の動向を評価する。特にフロー指標である新契約年換算保険料に注目する。新契約の獲得状況に併せて、保障性商品と貯蓄性商品の構成比、第三分野商品の構成比などを確認する。ストックベースの指標である保有契約年換算保険料については、相応の契約規模を維持できているかを確認する。なお、死亡保障の提供を重視する保険会社においては、指標として新契約高、保有契約高の推移を確認することが適当な場合もある。

（重視する指標）
- ■　新契約価値、新契約マージン
- ■　EV
- ■　基礎利益（利差損益、危険差損益、費差損益）
- ■　年換算保険料（新契約、保有契約）



(2) 資産の質（資産運用）

　　生命保険会社の資産運用においては、ALM がきわめて重要であり、保険負債の特性を踏まえた資産ポートフォリオを構築しているかを確認する。保険負債の特性と整合的でない資産運用が行われている場合には、長期の生命保険商品にかかる逆ざやが収益性を圧迫する可能性がある。資産運用にかかるリスク・リターンの考え方は、各社の資産運用方針によって異なることから、保有する資産のうち大宗を占める有価証券や不動産、貸付金などの構成に違いがある点にも留意する。運用資産の構成を踏まえ、個別資産ごとのリスク、資産全体でみた分散効果などを確認する。もっとも、財務会計上の利益を維持する上で、資産運用収益の確保は重要である。基本的なリスクテイク方針を認識した上で、運用スタンスの適切性、資産運用にかかる人員や態勢の充実度、リターンの確保状況などを評価する。

（重視する指標）
- 資産ポートフォリオの構成比

(3) 資本充実度

　　財務基盤に関して、定量面では資本充実度に最も重点を置いており、資産負債の一体的な時価評価である経済価値ベースでみた資本の充実度を評価する。

　　指標としては特に ESR に注目している。ESR は内部管理ベースのリスク管理に基づく数値で前提の置き方などに違いがあるため、国内外の規制や計算基準変更などの動向に留意して評価する。各社の特性を表している内部管理ベースの ESR を主な評価対象としているが、比較可能性の観点で前提条件などが一定程度統一されている規制ベースの ESR も評価に織り込む。規制上の資本要件を満たす調達手段（資本と負債の両方の特性をあわせ持つハイブリッド証券を含む）については、基本的に、規制と同等の資本性を勘案して評価に織り込む。

　　財務会計ベースでみた自己資本比率を確認する上での実質的な資本の構成要素としては、資本金や資本剰余金（株式会社）、基金、基金償却積立金（相互会社）などのほか、価格変動準備金、危険準備金、責任準備金の解約金相当額超過部分といった各種準備金も含める。

　　多くの生命保険会社は長期の保険契約を保有しているため負債のデュレーションが長い。このため各社で濃淡はあるが、資産と負債のデュレーションギャップに起因する金利リスクを抱えている。デュレーション・マッチング（デュレーションギャップの短縮化）、キャッシュフロー・マッチングなどにより金利リスク量を削減し、経済前提の変化に対する感応度が抑制されているかどうかが重要となる。その他の資産運用リスクも含め、リスク量を適切にコントロールすることに加え、新契約価値の確保などにより資本を積み上げることで ESR の水準を安定させているかを確認する。

（重視する指標）
- ソルベンシー・マージン比率（ESR）
- 自己資本比率

(4) 流動性

　　流動性に関しては、保険金・給付金の支払いや解約返戻金の急増といったストレス時において迅速な対応が可能な流動性の高い資産の保有状況を確認する。金融危機時において市場リスクや信用リスクが顕在化した場合であっても、確実な支払いを可能とする流動性リスク管理がなされているかを確認する。



保険金・給付金の支払いの急増は、大規模災害が発生した場合、支払対象となる疾病などが流行し、罹患率や死亡率が商品設計時の想定を大幅に上回る場合などが該当する。貯蓄性商品にかかる解約返戻金の急増については、市場変動時などに有利な商品への乗り換えによって解約が増加する動的解約のケース、契約している生命保険会社の経営状況が悪化し、レピュテーションが大きく低下するケースなどが想定される。

（重視する指標）

- ■ （現預金・国債などの）流動性資産

(5) リスク管理態勢

　リスク管理を基軸とした収益や資本の一体的な管理態勢に注目しており、ERM の整備状況、高度化の進捗を確認する。リスク管理がいかに優れていても評価にはプラスとなりにくい一方、リスク管理に改善の余地があるとみられる場合はマイナス要因になり得る。経営戦略に経済価値ベースの考え方を取り入れ、適切なリスクとリターンのバランスを確保できているかを主に評価する。各種のリスクを網羅的かつ的確に把握して経営に重要な影響を及ぼすリスクを特定し、それに応じて自己資本を適切に配賦できているかも確認する。実効性のあるリスク管理のためには、リスク管理態勢を精緻化・高度化していくことが必要となる。

　生命保険事業においては、医療技術の進歩や制度変更によって第三分野商品にかかる支払事由の発生頻度の高まりが利益を圧迫するリスクがあげられる。保険金・給付金の支払動向や罹患率のモニタリングといった管理状況を踏まえて評価に織り込む。また、大手生命保険会社においては、国内外でグループ会社が増える傾向にあることを踏まえ、グローバルかつグループ一体的な ERM 態勢の整備ができているかを確認する。「リスクとソルベンシーの自己評価に関する報告書」（ORSA レポート）は、ERM 態勢やリスク管理の状況などを把握する上で有用なツールと言える。

以　上

株式会社 **日本格付研究所**
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